EXHIBIT 99.1

News for Immediate Release

Electrovaya Expands Global Presence with New Japan Subsidiary to Support Growing Sales and Strategic Partnerships in Japan

Toronto, Ontario – October 31, 2025 - Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced the establishment of a subsidiary in Japan. The new entity, Electrovaya Japan, will serve as a local platform to expand the Company’s commercial activities and to support its growing customer base and strategic relationships across the Japanese market.

Over the past few years, Electrovaya has developed strong partnerships and has successfully sold advanced battery products to customers in Japan for both the local and global markets. The creation of a local subsidiary marks the next phase in the Company's international growth strategy, enabling closer collaboration with Japanese OEMs, business and technology partners.

“Japan has been an important and growing market for Electrovaya” said Dr. Raj DasGupta, CEO of Electrovaya. “We have already achieved success with customers in Japan, and establishing a local subsidiary positions us to deepen those relationships and expand into new high-growth areas including robotics, heavy industrial equipment, and energy-storage applications.”

The Japanese subsidiary is expected to facilitate customer support, technical integration, and business development efforts for Electrovaya’s Infinity Battery Technology, which delivers exceptional cycle life, safety, and energy efficiency for mission-critical applications such as material handling, robotics, and energy storage.

Electrovaya continues to evaluate additional strategic initiatives to further accelerate its global expansion and strengthen its presence in key international markets.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

1

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding establishing a subsidiary in Japan, sales and strategic activities with Japanese companies, longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, planned activities in Japan, prior success with the Japanese market, future potential with the Japanese market, potential demand in Japan, ability to successfuly operate in Japan,  use in commercial vehicle and energy storage applications, use in robotics and construction applications, heavy duty applicatios,  deliveries of energy storage systems, energy density, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

2